SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Flights to Buenos Aires’

Aeroparque Jorge Newbery

São Paulo, November 24th, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4),  (S&P/Fitch: BB-/BB-, Moody`s: Ba3),  the largest low-cost and low-fare airline in Latin America, will begin flying to Aeroparque Jorge Newbery, located in Buenos Aires, Argentina. Beginning December 4, GOL will offer three regular flights from São Paulo International Airport /Guarulhos, one of them with origin in Tancredo Neves International Airport, in Confins (Minas Gerais). Tickets are already available for purchase through GOL’s sales channels, including www.voegol.com.br.

This new regular service will offer customers flying to Buenos Aires more options and greater comfort, as the airport is just ten minutes from the Downtown area and the route will be served by  Boeing 737-800 Next Generation aircraft with capacity for 184 passengers. “We believe that the flights will be most popular among business travelers who need to travel to Buenos Aires but don’t always have time to devote to the hour-long trip from Ezeiza,” GOL’s Vice President of Markets.

To add service to the new airport, GOL has relocated some operations from Ezeiza to Aeropoarque. Beginning December 4, GOL will offer eight direct flights between Ezeiza and Brazil. “We’ve organized our network considering passenger demand and the company’s operational needs. We’ll offer three flights – morning, afternoon and evening – to Aeroparque. The flight schedule allows the bussiness passengers to go and return at the same day,” says Leonardo Pereira, GOL’s Vice President of Finance, Strategy and IT.

Additional details are included in the table below:

Flight Number	Origin	Departure Time*	Destination	Arrival Time*
G3 7678	Guarulhos	08h00	Aeroparque	10h50
G3 7679	Aeroparque	11h50	Guarulhos	14h35
G3 7680	Confins	10h10	Guarulhos	11h25
G3 7680	Guarulhos	12h10	Aeroparque	15h00
G3 7681	Aeroparque	15h50	Guarulhos	18h30
G3 7681	Guarulhos	19h10	Confins	20h25
G3 7682	Guarulhos	19h25	Aeroparque	21h15
G3 7683	Aeroparque	22h40	Guarulhos	02h30

* All times shown represent local time

Serving Argentina since 2005, GOL offers more flights from Argentina to Brazil than any airline (78 flights per week). In addition to regular operations to Buenos Aires, Córdoba and Rosário, the company also offers 11 daily direct flights from the Argentinean capital to São Paulo, Porto Alegre, Florianopolis, Rio de Janeiro, in Brazil, Santiago (Chile) and Assunção (Paraguay).

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 53 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.